SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2004

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

Commission file number 333-51434

FOX INVESTMENT PLAN

2121 Avenue of the Stars, Sixth Floor

Los Angeles, CA 90067

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

NEWS CORPORATION

1211 Avenue of the Americas

New York, NY 10036

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Fox Investment Plan

Year ended December 31, 2004

with Report of Independent Registered Public Accounting Firm

Fox Investment Plan

Financial Statements and Supplemental Schedule

Year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Retirement Board of

Fox Entertainment Group, Inc.

We have audited the accompanying statements of net assets available for benefits of Fox Investment Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    Ernst & Young LLP

Los Angeles, California

June 8, 2005

Fox Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Cash	$51,470	$114,846
Investments:
Investments, at fair value	461,308,996	386,352,345
Investments, at contract value	63,345,206	56,060,248
Total investments	524,654,202	442,412,593

Receivables:
Employer contributions	327,531	232,210
Participant contributions	901,273	626,196
Interest and other	33,229	585
Total receivables	1,262,033	858,991
Total assets	525,967,705	443,386,430

Liabilities
Due to broker for securities purchased	72,082	60,368
Other liabilities	252	1,281
Total liabilities	72,334	61,649
Net assets available for benefits	$525,895,371	$443,324,781

See accompanying notes.

Fox Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions:
Contributions:
Employer, net of forfeitures	$16,373,003
Participant	46,105,732
Rollover	3,413,107

Total contributions	65,891,842

Transfer from other plan	302,526
Interest, dividends and other	15,664,260
Net appreciation in fair value of investments	28,565,629

Total additions	110,424,257

Deductions:
Benefits paid to participants	27,834,909
Transfers to other plan	12,986
Administrative expenses	5,772

Total deductions	27,853,667

Net increase	82,570,590

Net assets available for benefits at beginning of year	443,324,781

Net assets available for benefits at end of year	$525,895,371

See accompanying notes.

Fox Investment Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the Fox Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document and related amendments for more complete information.

General

The Plan is a defined contribution plan sponsored by Fox Entertainment Group, Inc. (the Plan Sponsor and the Company). Its purpose is to assist employees in establishing a regular savings and investment program to provide additional financial security for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was adopted effective June 1, 1984. Effective January 1, 1998 the Plan was restated, and has since been amended, to change the name of the Plan Sponsor to Fox Entertainment Group, Inc. and to comply with legislative required amendments.

Eligibility

The Plan is a defined contribution plan available to certain nonunion employees of the Company to which the Plan has been extended. Currently, union employees under certain collective bargaining agreements are also eligible to participate. An eligible employee can enroll in the Plan on the first day of the payroll cycle immediately following commencement of employment or the first day of any payroll cycle thereafter.

Contributions

The following types of contributions are allowable under the terms of the Plan document:

Participant Contributions – Participants can voluntarily contribute on a before-tax and/or after-tax basis, as defined in the Plan document, subject to certain limitations under the Internal Revenue Code (the Code). Participants who have reached age 50 before the end of the Plan year are eligible to make catch-up contributions.

Employer Contributions – The Company shall contribute for each participant each pay period an amount equal to 50% of the first 6% of the participant’s contributions, not to exceed $10,000 in any Plan year.

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

Rollover Contributions – Amounts distributed to participants from other tax-qualified plans may be contributed to the Plan.

The total amount contributed to a participant’s account (excluding rollover contributions) during 2004 may not exceed the lesser of (a) $41,000, or (b) 100% of the participant’s includable compensation, as defined by the Plan document and the Code.

Vesting

Participants are immediately 100% vested in their before-tax and after-tax contributions and rollover contributions. Effective January 1, 2004, the Plan was amended to allow participants to vest in the employer’s contributions account based on the participant’s years of vesting service, as follows:

Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

For those participants hired prior to January 1, 2004, the prior vesting schedule was retained, and is as follows:

Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	50%
2 but less than 3	75%
3 or more	100%

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting (continued)

The participant becomes 100% vested in the employer’s contribution account at the earliest of the following dates:

•	Completion of five years of vesting service (three years of vesting service for participants hired prior to January 1, 2004)

•	Death

•	Termination of employment due to total and permanent disability

•	Retirement at age 65

•	Termination of the Plan

Forfeitures

If the participant elects a distribution of his/her vested account balance upon termination of employment, the nonvested portion of the participant’s employer contribution account is forfeited. If the participant defers distribution of his/her account balance, the participant’s employer contribution account is forfeited after a consecutive 60-month period has elapsed after an employee’s termination date. In accordance with the Plan document, such forfeitures are used to reduce future employer matching contributions. During 2004, forfeitures of approximately $502,000 were used to reduce the employer matching contributions.

Forfeited balances of approximately $89,000 and $70,000 were available to reduce future contributions as of December 31, 2004 and 2003, respectively.

Investment Options

The plan administrator intends the Plan to constitute a Plan described in section 404(c) of the Employee Retirement Income Securities Act of 1974 (ERISA). Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments among various investment options outlined in the Summary Plan Description. Participants may direct their investment balances among these various investment options at anytime, subject to trading restrictions imposed by the mutual fund companies. Included in investments as of December 31, 2003, were the Liberty Media Corporation Common Stock, AT&T Stock Fund and the Janus Advisor International Fund with investment balances of $1,252,699, $334,798 and $33,201,838 respectively. During the year ended December 31, 2004, these investment options were liquidated such that the Plan no longer holds these investments. Additionally, during the year ended

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investment Options (continued)

December 31, 2004 the Plan added the following investment options: the Fidelity Freedom 2010 fund, the Fidelity Freedom 2015 fund, the Fidelity Freedom 2020 fund, the Fidelity Freedom 2025 fund, the Fidelity Freedom 2030 fund, the Fidelity Freedom 2035 fund, and the Fidelity Freedom 2040 fund.

On November 12, 2004, The News Corporation Ltd (an Australian company) was reincorporated as News Corporation (a U.S. registered company). Therefore the Plan’s investment in The News Corporation ADS was converted to shares of News Corporation’s Class B Common Stock.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution, and debited for any distributions. Investment fund gains, losses, and expenses are allocated based on the participant’s account balances in each fund.

Participants’ Loans

Participants may borrow from the Plan, subject to a minimum loan of $1,000 and a maximum loan of $50,000 or 50% of the participant’s vested account balance. The loans are payable over a period of one to five years, or if the proceeds are used for the purchase of a participant’s principal residence, the loans are payable over a period not to exceed 15 years. The loans bear interest at the prime rate plus 1%. The loans are secured by the pledge of the participant’s interest in the Plan. Participants may either pay off outstanding loan balances when they leave the Company or continue to make loan repayments after termination. The Trustee has established a loan fund for recording loan activities.

Payment of Benefits

Benefits to participants or beneficiaries are payable in lump sums equal to the value of their vested accounts as of the date of distribution.

Fox Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Administrative Expenses

The Company may, at its discretion, elect to pay administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from the assets of the Plan. During the year ended December 31, 2004, $5,772 of administrative expenses were paid from the accounts of the affected participants.

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk is dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

The Plan provides for various investment options in mutual funds, common stock, guaranteed investment contracts (GICs) and synthetic GICs. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for its GICs, which are valued at contract value (see Note 4). Mutual funds, government and corporate securities, and common stock investments are stated at quoted market prices. The participant loans are stated at face value, which approximates fair value.

Fox Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend dates.

Payment of Benefits

Benefits are recorded when paid.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

All realized and unrealized appreciation (depreciation) in the value of investments is shown in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

3. Investments

The following presents investments that represent 5% or more of the Plan’s net assets.

	December 31
	2004	2003
Investments at fair value:
News Corp ADS	$—	$24,630,272
News Corp Class B Common Stock	30,166,368	—
Fidelity Puritan Fund	116,663,503	102,168,818
Fidelity Magellan Fund	104,846,852	99,692,760
Mairs & Power Growth Fund	48,316,864	32,055,365
American Funds EuroPacific Growth R4	47,744,253	897,063	*
Fidelity Spartan U.S. Equity Index Fund	32,451,265	26,347,164
PIMCO Total Return Fund	28,367,491	25,524,342
Janus Adviser International I	—	33,201,838

*	Amount represents less than 5% of the Plan’s net assets at year-end. As such, the amount was not presented in the prior year footnote.

Fox Investment Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During the year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$26,586,573
Common stock	1,979,056

$28,565,629

4. Investment Contracts with Insurance Companies

The Standish Mellon Income Fund includes deposit GICs, synthetic GICs, and bank investment contracts. In accordance with Statement of Position 94-4 of the American Institute of Certified Public Accountants, fully benefit-responsive GICs and synthetic GICs are presented at their contract value. Contract value for the GICs of $14,841,941 and $16,630,686 at December 31, 2004 and 2003, respectively, represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses and excludes the short-term investment fund. Contract value for the synthetic GICs is $48,503,265 and $39,429,562 at December 31, 2004 and 2003, respectively. The difference between the fair value of the assets underlying the synthetic GICs and the contract value of the synthetic GICs is the value of the wrapper.

GICs provide a fixed crediting interest rate and a financially responsible entity guarantees liquidity at contract value prior to maturity for any and all participant-initiated benefit withdrawals, loans, or transfers arising under the terms of the Plan, which allows access for all participants.

Synthetic GICs operate similarly to a separate account guaranteed investment contract, except that the underlying assets are placed in a trust with ownership by the Plan rather than a separate account of the issuer, and a financially responsible third party issues a wrapper contract that provides that participants can, and must, execute transactions at contract value.

Inasmuch as trust assets are owned by the Plan, the wrapper contract and the assets in trust should be separately valued and disclosed. The wrapper contract would be valued at the difference between the fair value of the trust assets and the contract value attributable by the wrapper to such assets. When considered together, the trust assets and the wrapper contract should be reported at the wrapper contract value because participants are guaranteed return of principal and accrued interest.

Fox Investment Plan

Notes to Financial Statements (continued)

4. Investment Contracts with Insurance Companies (continued)

Contract values are not materially different from the fair values of the contracts as calculated per Statement of Financial Accounting Standards No. 107, as shown below as of December 31, 2004 and 2003:

	2004	2003
Average yield on investment contracts	4.25%	4.43%
Crediting interest rate	4.28%	4.46%
Fair value of GICs	$15,039,839	$17,223,488
Fair value of synthetic GICs	$47,949,386	$39,136,728

There are various bases and frequencies of determining the crediting interest rates for unallocated investment contracts. Crediting interest rates for certain synthetic GICs are based on the cash flow and performance of the underlying securities. The crediting interest rates are reviewed on either a quarterly or an annual basis and reset if the change is significant. All other contracts have fixed rates for the life of the contract. Certain employer-initiated events are not eligible for book value disbursements from fully benefit-responsive contracts. Such events may cause liquidation of all or a portion of a contract with a market value adjustment.

The fair values of the assets underlying the synthetic GICs approximate the fair value of contracts. The fair values of the assets underlying the synthetic GICs as of December 31, 2004 and 2003, are as follows:

	2004	2003
U.S. government securities	$36,469,002	$32,837,885
Corporate obligations	11,480,384	6,298,843

Fair value of investments	47,949,386	39,136,728
Difference between fair value and contract value of synthetic GICs	553,879	292,834

Contract value of synthetic GICs	$48,503,265	$39,429,562

Prior year’s disclosures related to synthetic GICs have been modified as certain investments previously deemed as GICs were determined to be synthetic GICs.

Fox Investment Plan

Notes to Financial Statements (continued)

5. Related Party Transactions

The Plan engages in certain transactions involving the Trustee and News Corporation, the parent company, parties-in-interest as defined by ERISA. These transactions involve the purchase and sale of News Corporation’s common stock and investing Plan monies in money market and mutual funds managed by Fidelity or its related affiliates. Fees paid by the Plan Sponsor to Fidelity for the year ended December 31, 2004, were not significant. Investments managed by Fidelity amounted to $291,512,970 and $253,966,415 as of December 31, 2004 and 2003, respectively.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 24, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate or amend the Plan subject to the provisions of ERISA. Upon termination of the Plan or upon the complete discontinuance of contributions under the Plan, all participants shall become 100% vested in their accounts, after payment of any expenses properly chargeable thereto.

8. Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of investments from the financial statements as of December 31, 2004 and 2003, to investments per the Form 5500:

	2004	2003
Investments per the financial statements	$524,654,202	$442,412,593
Add: Difference between fair value and contract value of GICs	197,898	1,143,151

Investments per the Form 5500	$524,852,100	$443,555,744

Fox Investment Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statement to Form 5500 (continued)

Investments in GICs are reflected on the financial statements at contract value since the contracts are benefit responsive; however, the GIC investments are reflected at fair value on the Form 5500 and the accompanying supplemental schedule of assets (held at end of year).

Supplemental Schedule

Fox Investment Plan

EIN: 95-4066193        Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2004

Identity of Issue	Description of Investment	Current Value
Common Stock
News Corp Common Stock *
News Corp Class B	Common Stock, 1,571,165 shares	$30,166,368
Interest-bearing cash		521,260

		30,687,628

Money Market
Fidelity Management Trust Company *	Short-term investment fund; 2.07%	2,664,648

Common Collective Trust
Goode Stable Value Trust Fund	Short-term investment fund; 4.53%	2,183,567

Guaranteed Investment Contracts (GICs)
John Hancock	GIC; 5.67% yield; 7/16/07	1,847,585
Allstate	GIC; 5.51% yield; 9/17/07	1,824,837
Security Life of Denver	GIC; 5.96% yield; 2/15/06	1,265,744
GE Capital Assurance Company	GIC; 5.70% yield; 9/15/05	1,210,900
GE Life and Annuity	GIC; 4.92% yield; 11/15/07	1,163,852
New York Life Insurance Company	GIC; 4.05% yield; 10/15/07	1,108,707
Ohio National Life Insurance Company	GIC; 3.95% yield; 3/14/08	1,079,450
Principal Life Insurance Company	GIC: 3.67% yield; 10/15/07	1,073,730
New York Life Insurance Company	GIC; 5.78% yield; 6/15/06	1,016,077
Principal Life Insurance Company	GIC; 2.76% yield; 7/15/08	1,010,482
Security Life of Denver	Variable GIC; 3.87% yield; 4/06/06	1,008,699
Hartford Life	GIC; 7.21% yield; 5/16/05	1,003,503
Monumental Life Insurance Company	GIC; 4.20% yield; 3/15/06	426,273

		15,039,839

Fox Investment Plan

EIN: 95-4066193        Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2004

Identity of Issue	Description of Investment	Current Value
Synthetic GICs
Rabobank - FOX060201
Barclay’s Global Investors Collective Fund	Variable maturities; 4.27%	$14,257,891
Wrapper		(150,589)

		14,107,302
Monumental Life Insurance Co. (Aegon) – MDA00355TR
Barclay’s Global Investors Collective Fund	Variable maturities; 4.32% yield	12,270,652
Wrapper		(157,180)

		12,113,472
UBS AG – 2656	Maturity 1/18/2011
DLJ Coml Mtg	Series 99-CG1; Class A11; 1/10/09 $765,000; 6.46%
COMED Transitional FDG TR	Series 98-1; Class A5; 3/25/05 $1,000,000; 5.44%
Federal Home Loan Corp.	Series 03-92; Class NM; 10/25/08 $700,000; 3.50%
Commercial Mortgage Backed Sec	Series 01-IQA; Class A3; 1/18/11 $1,000,000; 5.72%
Commercial Mortgage Backed Sec	Series 99-C1; Class A2; 4/15/09 $1,000,000; 6.78%
Commercial Mortgage Backed Sec	Series 98-D7; Class A1B; 9/15/08 $1,000,000; 6.26%
Commercial Mortgage Backed Sec	Series 98-D7; Class A1B; 9/15/08 $1,350,000; 6.26%	6,413,212
Wrapper		(21,795)

		6,391,417

Fox Investment Plan

EIN: 95-4066193        Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2004

Identity of Issue	Description of Investment	Current Value
Synthetic GICs (continued)
Bank of America N.A. 03 – 049	Maturity 12/15/2010
Citibank Credit Card	Series 03-A6; Class A6; 5/15/08; $1,000,000; 2.90%
Federal Home Loan Corp.	Series 2515; Class UB; 2/15/06; $1,000,000; 4.50%
MBNA Master Credit Card	Series 03-A7; Class A7; 6/15/08; $1,000,000; 2.65%
Federal Home Loan Corp.	Series 2644; Class AW; 7/15/10; $1,000,000; 4.00%
Federal Home Loan Corp.	Series 2715; Class ND; 12/15/10; $1,500,000; 4.50%
Federal Home Loan Corp.	Series 2634; Class ML; 8/15/10; $1,000,000; 3.50%	$5,160,298
Wrapper		906,089

6,066,387
CDC IXIS – WR-1816-01	Maturity 5/16/2011
Case New Holland	Series 01-B; Class A4; 5/15/06; $1,000,000; 4.45%
Federal Home Loan Corp.	Series 2624; Class OD; 6/15/10; $1,000,000; 3.50%
Rate Reduction Bonds	Series 04-1; Class A1; 11/15/09; $1,000,000; 3.52%
Federal Home Loan Corp.	Series 2785; Class NA; 5/15/11; $1,000,000; 4.00%
Federal Home Loan Corp.	Series 2640; Class TL; 11/15/10; $1,500,000; 4.00%	5,067,171
Wrapper		(24,351)

5,042,820

Fox Investment Plan

EIN: 95-4066193        Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2004

Identity of Issue	Description of Investment	Current Value
AIG Financial Products - 543451	Maturity 11/15/2012
Citibank Credit Card	Series 03-A3; Class A3; 3/10/08; $1,000,000; 3.10%
Federal Home Loan Corp.	Series 2857; Class BG; 10/15/11; $1,000,000; 4.50%
Federal Home Loan Corp.	Series 2900; Class PB; 11/15/12; $1,250,000; 4.50%	$3,294,456
Wrapper		(11,100)

		3,283,356
Monumental Life Insurance Co. (Aegon) – BDA00304TR6 (7)
MBNAS Credit Card	Series 03-A6, Class A6; 5/15/08; $1,000,000; 2.75%	967,216
Wrapper		24,799

		992,015
CDC IXIS – WR 1816-03
Federal Home Loan Mortgage Corp.	Series 2415; Class CD; 6/15/07; $1,000,000; 5.50%	518,490
Wrapper		(11,994)

		506,496

Total Fair Value of Synthetic GICs		47,949,386
Total Wrappers		553,879

		48,503,265

Fox Investment Plan

EIN: 95-4066193        Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2004

Identity of Issue	Description of Investment	Current Value
Mutual Funds
Mairs & Power	Growth Fund	$48,316,864
American Funds	EuroPacific Growth R4	47,744,253
PIMCO	Total Return Fund	28,367,491
Fidelity*	Puritan Fund	116,663,503
Fidelity*	Magellan Fund	104,846,852
Fidelity*	Spartan U.S. Equity Index Fund	32,451,265
Fidelity*	Mid-Cap Stock Fund	21,359,666
Fidelity*	Equity Income Fund	12,407,352
Fidelity*	Freedom 2010	40,750
Fidelity*	Freedom 2020	224,177
Fidelity*	Freedom 2030	158,129
Fidelity*	Freedom 2040	42,333
Fidelity*	Freedom 2015	562,966
Fidelity*	Freedom 2025	25,012
Fidelity*	Freedom 2035	66,317

		413,276,930

Participant loans*	Interest rates ranging from 5.00% to 11.00% and maturities through 2016	12,496,223

Total investments		$524,852,100

*	Represents a party-in-interest as defined by ERISA.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOX INVESTMENT PLAN

By:	/S/ LYNN L. FRANZOI
Lynn L. Franzoi
Senior Vice President, Benefits
Fox Entertainment Group, Inc.

Date: June 21, 2005

EXHIBITS

Exhibit No.	Description
23	Consent of Ernst & Young LLP